United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



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In the Matter of Exelon Corporation                 CERTIFICATE OF NOTIFICATION

File No. 70-9645

Public Utility Holding Company Act of 1935  (PUHCA)

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     Exelon  Corporation,  a Pennsylvania  corporation  and  registered  holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Merger U-1") dated October 18, 2000 and the Commission's Order dated October 19, 2000. This certificate reports information concerning associate company services provided during the period from January 1, 2004 through June 30, 2004. Any capitalized terms used herein but not defined have the respective meanings given in the U-1 or in the Commission's Order.

See attached spreadsheet for:

     1.   List of companies providing services;
     2.   List of companies receiving services;
     3.   A description of the type of services provided;
     4.   The dollar amount of the services provided, by category;
     5. A description of the method of charging for services, i.e., cost, or, if permitted, other than cost;
     6. A reference to the agreement under which such services were provided and transfer charges were based.



      Company              Company                                         Dollar    Transfer
     Providing            Receiving                Description             Amount      Price   Controlling
      Services             Services                Of Services          Of Services  Standard   Agreement
-----------------------------------------------------------------------------------------------------------
Commonwealth Edison  Exelon Generation     Central Mapping (Blueprints)  $114,013        Cost       AIA
Company              Company, LLC

Commonwealth Edison  PECO Energy Company   Central Mapping (Blueprints)                  Cost       AIA
Company                                                                     5,428

Commonwealth Edison  Exelon Business       Claims Services                               Cost       AIA
Company              Services Company                                       9,676

Commonwealth Edison  Exelon Generation     Claims Services                               Cost       AIA
Company              Company, LLC                                           62,943

Commonwealth Edison  Exelon Business       Communications Services                       Cost       AIA
Company              Services Company                                       46,291

Commonwealth Edison  Exelon Generation     Engineering Services                          Cost       AIA
Company              Company, LLC                                           30,804





Commonwealth Edison  PECO Energy Company   Engineering Services                          Cost       AIA
Company                                                                      250

Commonwealth Edison  PECO Energy Company   Engineering Services -                        Cost       AIA
Company                                    Transmission Study              133,289

Commonwealth Edison  PECO Energy Company   Engineering Services -                        Cost       AIA
Company                                    Material Condition Assessment   982,282

Commonwealth Edison  Exelon Generation     Equipment Maintenance                         Cost       AIA
Company              Company, LLC                                         3,255,751

Commonwealth Edison  Exelon Business       Financial Services                            Cost       AIA
Company              Services Company                                       64,327

Commonwealth Edison  Exelon Generation     Financial Services                            Cost       AIA
Company              Company, LLC                                           10,094

Commonwealth Edison  Exelon Business       Fleet Services                                Cost       AIA
Company              Services Company                                       5,660

Commonwealth Edison  Exelon Business       Information Technology                        Cost       AIA
Company              Services Company      Services                        168,720

Commonwealth Edison  Exelon Generation     Information Technology                        Cost       AIA
Company              Company, LLC          Services                         95,706

Commonwealth Edison  PECO Energy Company   Information Technology                        Cost       AIA
Company                                    Services                        190,795

Commonwealth Edison  Exelon Generation     Interconnection Installation                  Cost       AIA
Company              Company, LLC                                           1,360

Commonwealth Edison  Exelon Generation     Interconnection Maintenance                   Cost       AIA
Company              Company, LLC                                          974,840

Commonwealth Edison  Exelon Generation     Legislative Services                          Cost       AIA
Company              Company, LLC                                           29,379

Commonwealth Edison  PECO Energy Company   Marketing Services                            Cost       AIA
Company                                                                     8,353

Commonwealth Edison  Exelon Business       Offsite Facility Usage                        Cost       AIA
Company              Services Company      Rental                          160,727

Commonwealth Edison  Exelon Generation     Offsite Facility Usage                        Cost       AIA
Company              Company, LLC          Rental                           73,809






Commonwealth Edison  Exelon Enterprises    Offsite Facility Usage                        Cost       AIA
Company              Company, LLC          Rental                           8,977

Commonwealth Edison  Exelon Business       Printing, mail, copying etc                   Cost       AIA
Company              Services Company                                      602,032

Commonwealth Edison  Exelon Generation     Printing, mail, copying etc                   Cost       AIA
Company              Company, LLC                                          196,265

Commonwealth Edison  Exelon Business       Real Estate & Facility                        Cost       AIA
Company              Services Company      Services                        234,788

Commonwealth Edison  Exelon Generation     Real Estate & Facility                        Cost       AIA
Company              Company, LLC          Services                         13,826

Commonwealth Edison  Exelon Enterprises    Real Estate & Facility                        Cost       AIA
Company              Company, LLC          Services                         2,024

Commonwealth Edison  PECO Energy Company   Research & Development                        Cost       AIA
Company                                    Services                        111,994

Commonwealth Edison  PECO Energy Company   Office of the President /                     Cost       AIA
Company                                    Other Support Services            136

Commonwealth Edison  Exelon Enterprises    Office of the President /                     Cost       AIA
Company              Company, LLC          Other Support Services           27,579

Commonwealth Edison  Exelon Services       Management fee                                Cost       AIA
Company              Federal Group, Inc.                                   124,000

PECO Energy Company  Commonwealth Edison   IT Services - Shared services                 Cost       MSA
                     Company                                               181,118

PECO Energy Company  Exelon Business       Purchase / Lease / Maintain                   Cost       MSA
                     Services Company      Vehicles                         22,027

PECO Energy Company  Exelon Business       Real Estate Purchase & Lease                  Cost       MSA
                     Services Company      Trans                            878,868

PECO Energy Company  Exelon Business       Purchase of Materials /                       Cost       MSA
                     Services Company      Logistics                         3,150

PECO Energy Company  Exelon Business       Real Estate Purchase & Lease                  Cost       MSA
                     Services Company      Trans                            176,442

PECO Energy Company  Exelon Enterprises    Purchase / Lease / Maintain                   Cost       MSA
                     Company, LLC          Vehicles                          1,225

PECO Energy Company  Exelon Enterprises    Purchase of Materials /                       Cost       MSA
                     Company, LLC          Logistics                           373

PECO Energy Company  Exelon Enterprises    Real Estate Purchase & Lease                  Cost       MSA
                     Company, LLC          Trans                              47,382





PECO Energy Company  Exelon Generation     Claims Processing                             Cost       MSA
                     Company                                                  19,351

PECO Energy Company  Exelon Generation     Environmental & Lab Services                  Cost       MSA
                     Company                                                 28,454

PECO Energy Company  Exelon Generation     Legislative Services                          Cost       MSA
                     Company                                                 7,745

PECO Energy Company  Exelon Generation     Purchase / Lease / Maintain                   Cost       MSA
                     Company               Vehicles                         185,010

PECO Energy Company  Exelon Generation     Purchase of Materials /                       Cost       MSA
                     Company               Logistics                         37,139

PECO Energy Company  Exelon Generation     Real Estate Purchase & Lease                  Cost       MSA
                     Company               Trans                             73,608

PECO Energy Company  Exelon Generation     Technical Support                             Cost       MSA
                     Company                                                325,000

PECO Energy Company  Exelon Generation     Transmission Planning                         Cost       MSA
                     Company               Consulting Services               5,538

PECO Energy Company  Exelon Generation     Meter work performed at                       Cost       MSA
                     Company               various site locations            13,340
PECO Energy Company  Exelon Power Labs     Rubber Testing Services            2,111      Cost       MSA

PECO Energy Company  Adwin Realty Company  Real Estate Purchase and                      Cost       MSA
                                           Lease Trans                      9,387

PECO Energy Company  Exelon Services       Design study                                  Cost       MSA
                     Federal Group, Inc.                                     7,000

Exelon Generation    AmerGen Energy CompanyOperational and back-ofice       37,681,134   Cost       SEC
Company, LLC                               support

Exelon Generation    Commonwealth Edison   Zion U-1 and U-2 synchronous                  Cost       SEC
Company, LLC         Company               condensers                      1,260,746

Exelon Generation    PECO Energy Company   Operation ad maintenance of                   Cost       SEC
Company, LLC                               25 cycle frequency converters    974,190

Exelon PowerLabs,    Exelon Generation     Measuring and test                            Cost       SEC
LLC                  Company, LLC          equipment, technical           3,756,000
                                           services.

Exelon PowerLabs,    Exelon Energy Company Measuring and test                            Cost       SEC
LLC                                        equipment, technical            493,000
                                           services.

Exelon Thermal       Northwind Midway, LLC Administrative and general                   Market      (a)
Technologies Inc.                                                            1,000

Exelon Thermal       Northwind Midway, LLC Plant operators                              Market      (a)
Technologies Inc.                                                          320,000




Exelon Thermal       Northwind Chicago, LLCDistrict cooling                             Market      (b)
Technologies Inc.                                                           510,000

Exelon Thermal       Northwind Chicago, LLCAdministrative and general                   Market      (c)
Technologies Inc.                                                             3,000

Exelon Thermal       Northwind Chicago, LLCPlant operators                              Market      (c)
Technologies Inc.                                                           230,000

Exelon Thermal       Northwind Aladdin, LLCPlant operators                              Market      (d)
Technologies Inc.                                                           148,000

Exelon Thermal       Northwind Aladdin, LLCAdministrative and general                   Market      (d)
Technologies Inc.                                                            10,000

Exelon Thermal       Northwind Chicago, LLCRent                                         Market      (e)
Technologies Inc.                                                            53,500

     (a)  Management Services Agreement between Unicom Thermal Technologies Inc.
          and Northwind Midway, LLC dated June 25, 1999. SEC Order - Rule 87.

     (b)  District   Cooling   System  Use  Agreement   between  Unicom  Thermal
          Technologies,  Inc. and Northwind  Chicago LLC dated May 19, 2000. SEC
          Order - Rule 87.

     (c)  Management Services Agreement between Unicom Thermal Technologies Inc.
          and Northwind Chicago LLC dated May 19, 2000. SEC Order - Rule 87.

     (d)  Management Services Agreement between Exelon Thermal Technologies Inc.
          and Northwind Aladdin dated March 18, 1998. SEC Order - Rule 87.

     (e)  Sublease Agreement by and between Unicom Thermal Technologies Inc. and
          Northwind Chicago LLC for property located at the Merchandise Mart, Chicago, Illinois dated May 19, 2000. SEC Order - Rule 87.


Northwind Chicago   Exelon Thermal        Chilled water                                Market      (a)
LLC                 Technologies Inc.                                  2,328,000

     (a)  Chilled  Water Service  Agreement  between  Northwind  Chicago LLC and
          Exelon Thermal Technologies Inc. (formerly Unicom Thermal Technologies
          Inc.). SEC Order - Rule 87.


Exelon Thermal      Northwind Aladdin, LLCPlant Operators                               Cost       (a)
Development Inc.                                                       148,000


     (a)  Management  Services Agreement between Unicom Thermal Development Inc.
          and Northwind  Aladdin LLC dated  January 1, 2001.  SEC Order and Rule
          87.


Exelon Enterprises  Exelon Services, Inc. Administrative and general                    Cost       (a)
Company, LLC.                                                          6,963

Exelon Enterprises  Exelon Services, Inc. Executive salaries                            Cost       (a)
Company, LLC.                                                          378,956

Exelon Enterprises  Exelon Thermal        Executive salaries                            Cost       (a)
Company, LLC.       Development Inc.                                   328,307





Exelon Enterprises  Exelon Thermal        Administrative and general                    Cost       (a)
Company, LLC.       Development Inc.                                   27,901

     (a)  SEC Order and Rule 87

Exelon Services,    Exelon Business       Security System                               Cost       (a)
Inc.                Services Company                                   94,194

Exelon Services     Commonwealth Edison   Maintenance & Construction                    Cost       (b)
Federal Group       Company               Services                     405,116

Exelon Services,    Commonwealth Edison   Security System                               Cost       (c)
Inc.                Company                                            42,464

Exelon Services,    Exelon Business       Construction Services                         Cost       (d)
Inc.                Services Company                                   240,154

Exelon Services,    PECO Energy Company   Security System                               Cost       (f)
Inc.                                                                   27,376

Exelon Services     PECO Energy Company   Construction Project Mgmt                     Cost       (g)
Federal Group                                                          2,606,266

Exelon Services,    Commonwealth Edison   Maintenance & Construction                    Cost       (h)
Inc.                Company               Services                     17,203

Exelon Services,    Exelon Energy Company Facility and IT Charges                       Cost       (i)
Inc.                                                                   198,690

Exelon Services,    Exelon Enterprises,   Facility and IT Charges                       Cost       (j)
Inc.                Company, LLC                                       46,556



     (a)  Exelon Services dba Integrated  Technology  Group  providing  Security
          Services   for   Exelon    Business    Services   Group   Contract   #
          00119089/00120411

     (b)  Exelon   Services   Federal  Group  providing   Construction   Project
          Management for Commonwealth Edison Contract # N68950-93-F-9519

     (c) Exelon Services dba Integrated Technology Group providing Security Services for Commonwealth Edison Contract # SE 02262002

     (d) Exelon Services dba Midwest Mechanical providing Construction Services for Exelon Business Services Group Contract # 00045980; # 00051220; # 00045771

     (e) Exelon Services dba Integrated Technology Group providing Security Services for Exelon Nuclear Contract # 010001032; # 010001124

     (f) Exelon Services dba Integrated Technology Group providing Security Services for PECO Energy Company Contract # 01044943

     (g)  Exelon   Services   Federal  Group  providing   Construction   Project
          Management for PECO Energy Company. Contract # N62470-97-D-5006

     (h) Exelon Services dba Midwest Mechanical providing Construction Services for Commonwealth Edison Company. Contract # HV 08152001-1

     (i) Exelon Services providing IT Services and Shared Facility Expenses for Exelon Energy Company. Written Agreement on File for each Business Unit (IT=$36,000; Facility=$178,523)

     (j) Exelon Services providing IT Services and Shared Facility Expenses for Exelon Enterprises Written Agreement on File for each Business Unit (IT=$11,340; Facility=$34,858)

   Acronyms
   --------

  AIA     Affiliated  Interests  Agreement   (Transactions   between  ComEd  and
          associates)

  SEC Order Order dated October 19, 2000 approving the merger and other associate matters.

  MSA     Mutual Services Agreement (Services between PECO and associates)

                                    SIGNATURE

     Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 30, 2004
                                                  EXELON CORPORATION


                                                  By: /s/ Matthew F. Hilzinger
                                                  ----------------------------
                                                  Vice President and Corporate
                                                  Controller